PE
3-31-02

02024724

Commission file number: 0-23584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
APR 0 8 2002
354

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report for the Month of March 2002

XENOVA GROUP PLC
(Name of Registrant)

957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
ENGLAND
(Address of Principal Executive Offices)

PROCESSED
APR 1 9 2002
P THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

NYDOCS:1035298.1

The Report contains a copy of the following:

(1) News Release "Successful Results of Phase IIa Trial For Therapeutic Vaccine TA-HPV" dated 27th March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

By:/s/ David Oxlade
David Oxlade
Chief Executive Officer

Dated: 28-3-02

www.xenova.co.uk

News Release

FOR IMMEDIATE RELEASE

Xenova Group plc
Successful Results of Phase IIa Trial for Therapeutic Vaccine TA-HPV

Slough, UK, 27 March, 2002 – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) announces the publication of results from a physician-initiated Phase IIa trial of Xenova's TA-HPV therapeutic vaccine at the meeting of the British Society of Investigative Dermatology, held this week in Norwich, UK.

Results of the trial, which was carried out by researchers at Addenbrooke's Hospital, Cambridge, UK, in a total of 12 women with high grade human papillomavirus (HPV) positive ano-genital intraepithelial neoplasia (AGIN) of up to 15 years' duration, showed the vaccine to be safe and well tolerated. Five (42%) of the patients showed at least a 50% reduction in total lesion diameter over 24 weeks, of whom one patient showed complete regression of her lesion. Overall, there was an average decrease in lesion size of 40% with 83% of women showing some improvement. Results of the study indicate that this vaccine may have an effect on HPV-positive AGIN and suggest that further studies are warranted. These results are consistent with data announced in October 2001 from a similar Phase IIa study involving 18 patients conducted at St Mary's Hospital, Manchester, UK.

AGIN is a chronic disorder associated with high risk genital HPVs and is frequently multifocal, with recurrence common after surgical excision. There is a high risk of progression to invasive malignancy in the form of ano-genital cancers, such as vulval cancer.

TA-HPV is a vaccine containing certain disease-associated HPV genes inserted into a carrier vaccinia virus vector. TA-HPV is currently undergoing an open-label, physician-sponsored Phase II 'Prime-Boost' clinical trial in conjunction with a further Xenova vaccine, TA-CIN. Results of this 'Prime-Boost' trial, which is being carried out in up to 30 women at 3 centres in the UK, are expected in the second half of 2002.

David Oxlade, Chief Executive Officer of Xenova, commented:

"The results of this study are highly encouraging, and support the results of a previous Phase IIa study announced last year, which showed complete or partial response in a similar percentage of patients. AGIN conditions are highly recurrent, difficult to treat and have debilitating effects for sufferers. The results of the 'Prime-Boost' trial will provide us with an indication of the best development route for both our TA-HPV and TA-CIN vaccines."

-ends-

(See attached Notes to Editors)

Contacts:

UK:

Xenova Group plc
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer

Daniel Abrams, Group Finance Director

Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/FionaNoblet

US:

Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight products in clinical development. Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, known as tariquidar or XR9576. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in the first half of 2002. Tariquidar was partnered for the North American market with QLT Inc in August 2001. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk